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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)(1)

STATION CASINOS, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)
857689103 (CUSIP Number)

Frank J. Fertitta III	(702) 367-2411
Chief Executive Officer	2411 W. Sahara Avenue

STATION CASINOS, INC. (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 857689103

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Frank J. Fertitta III ###-##-####

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
		(b)	☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(7)	SOLE VOTING POWER
SHARES		9,793,817
BENEFICIALLY
OWNED BY	(8)	SHARED VOTING POWER
EACH		-0-
REPORTING
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH		9,793,817

	(10)	SHARED DISPOSITIVE POWER
		-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,793,817

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

(14)	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 857689103

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Lorenzo J. Fertitta ###-##-####

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
		(b)	☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(7)	SOLE VOTING POWER
SHARES		6,003,487
BENEFICIALLY
OWNED BY	(8)	SHARED VOTING POWER
EACH		-0-
REPORTING
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH		6,003,487

	(10)	SHARED DISPOSITIVE POWER
		-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,003,487

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

(14)	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

(a)	Title of Class of Equity Securities:
Common Stock, par value $.01 per share

(b)	Name and Address of Issuer:
Station Casinos, Inc. 2411 West Sahara Avenue Las Vegas, Nevada 89102

This Amendment No. 6 to Schedules 13D filed June 10, 1993 for each of Frank J. Fertitta III and Lorenzo J. Fertitta (the "Reporting Persons") is made to reflect the decrease in beneficial ownership by the Reporting Persons as a result of certain open market dispositions of stock since the date of the Amendment No. 5 to the Schedules 13D filed April 30, 2002.

ITEM 2. IDENTITY AND BACKGROUND

(i)	(a)	Name:
Frank J. Fertitta III

	(b)	Business Address:
2411 West Sahara Avenue, Las Vegas, Nevada 89102

	(c)	Principal Occupation and Business Address:
Chief Executive Officer, Station Casinos, Inc. 2411 West Sahara Avenue Las Vegas, Nevada 89102

	(d)	Criminal Proceedings:
No

	(e)	Civil Proceedings:
No

	(f)	Citizenship:
United States

(ii)	(a)	Name:
Lorenzo J. Fertitta

	(b)	Business Address:
2411 West Sahara Avenue Las Vegas, Nevada 89102

	(c)	Principal Occupation and Business Address:
President, Station Casinos, Inc. 2411 West Sahara Avenue Las Vegas, Nevada 89102

	(d)	Criminal Proceedings:
No

	(e)	Civil Proceedings:
No

	(f)	Citizenship:
United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        See Item 5(c) below.

ITEM 4. PURPOSE OF THE TRANSACTION

        The securities reported are being held by the Reporting Persons for investment purposes. The Reporting Persons may make additional purchases from time to time, subject to applicable law. Any decision to make such additional purchases will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer. At any time, the Reporting Persons may also determine to dispose of some or all of the common stock depending on various similar considerations, subject to applicable law. On April 17, 2002, each of Frank J. Fertitta III and Lorenzo J. Fertitta filed a Form 144 indicating his intention to sell up to 682,000 shares and 682,000 shares, respectively, of common stock of the issuer. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

FRANK J. FERTITTA III

  (a)
  Aggregate Shares and Percentage Beneficially Owned:

    9,793,817    (16.1%)

  (b)
  Sole Voting and Dispositive Power:

    9,793,817

    Shared Voting and Dispositive Power:

    -0-

  (c)
  Transactions Effected During Past Sixty Days:

    On April 26, 2002, Mr. Frank J. Fertitta, III sold 49,400 shares of common stock in an open market sale at a price of $18.6046 per share. On April 29, 2002, Mr. Frank J. Fertitta, III sold 9,050 shares of common stock in an open market sale at a price of $18.474 per share. On April 30, 2002, Mr. Frank J. Fertitta, III sold 149,450 shares of common stock in an open market sale at a price of $18.4498 per share. On May 1, 2002, Mr. Frank J. Fertitta, III sold 6,100 shares of common stock in an open market sale at a price of $18.4689 per share. On May 2, 2002, Mr. Frank J. Fertitta, III sold 93,900 shares of common stock in an open market sale at a price of $18.3536 per share.1

1
Other transactions that occurred within the last 60 days were previously reported on Amendment No. 5 to the Schedules 13D filed April 30, 2002.

LORENZO J. FERTITTA

  (a)
  Aggregate Shares and Percentage Beneficially Owned:

    6,003,487    (10.4%)

  (b)
  Sole Voting and Dispositive Power:

    6,003,487

    Shared Voting and Dispositive Power:

    -0-

  (c)
  Transactions Effected During Past Sixty Days:

    On April 26, 2002, Mr. Lorenzo J. Fertitta sold 49,400 shares of common stock in an open market sale at a price of $18.6046 per share. On April 29, 2002, Mr. Lorenzo J. Fertitta sold 9,050 shares of common stock in an open market sale at a price of $18.474 per share. On April 30, 2002, Mr. Lorenzo J. Fertitta sold 149,450 shares of common stock in an open market sale at a price of $18.4498 per share. On May 1, 2002, Mr. Lorenzo J. Fertitta sold 6,100 shares of common stock in an open market sale at a price of $18.4689 per share. On May 2, 2002, Mr. Lorenzo J. Fertitta sold 93,900 shares of common stock in an open market sale at a price of $18.3536 per share.2

2
Other transactions that occurred within the last 60 days were previously reported on Amendment No. 5 to the Schedules 13D filed April 30, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2002	By:	/s/ FRANK J. FERTITTA III
		Name:	Frank J. Fertitta III

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2002	By:	/s/ LORENZO J. FERTITTA
		Name:	Lorenzo J. Fertitta

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SCHEDULE 13D
  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF THE TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
SIGNATURE